Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
SonoSite, Inc.:

We consent to the use of our reports dated March 14, 2008, with respect to the consolidated balance sheets of SonoSite, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows, and shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2007, the financial statement schedule, and the effectiveness of internal control over financial reporting, incorporated by reference herein.

Our audit report dated March 14, 2008 on the consolidated financial statements refers to the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, effective January 1, 2006.

/s/ KPMG LLP

Seattle, Washington
May 1, 2008